SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City NJ 07311

201.324.6378 201.324.6364 Fax edward.gizzi@aig.com

Edward J. Gizzi

Assistant General Counsel

July 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan Miller, Esq.

Re:	SunAmerica Income Funds (the "Registrant")
Response to Staff Comments on Sarbanes-Oxley Review of Shareholder Report for Fiscal Period
Ended 3/31/2020
Registration File Nos. 033-06502 and 811-04708

Dear Ms. Miller:

We have reviewed your comments, received on June 30, 2020, to the Registrant's Shareholder Report on Form N-CSR, filed with the Securities and Exchange Commission (the "Commission") on June 8, 2020 (the "Annual Report"), on behalf of each of the applicable series (each, a "Fund"). For your convenience, we have included each of your comments in bold, followed by our response.

1.Strategic Bond Fund: Please explain why the value of RentPath LLC and Ion Media Networks, Inc. within the Portfolio of Investments of the Annual Report differs from that in Form NPORT. Explain the difference. If there are other securities, please explain the difference and update accordingly.

In April 2020, 2020, the Registrant discovered the market value prices for RentPath LLC (a loan) and Ion Media Networks, Inc. (common stock) were incorrect. The Registrant evaluated these price differences and their impact to the Funds. With respect to the Strategic Bond Fund, the price difference for RentPath LLC was $350,015 or $0.0037 per share and the price difference for Ion Media Networks, LLC was $77,618 or $0.0008 per share. The Registrant concluded to adjust the annual report and not to adjust Form NPORT because the differences were less than $0.01 per share, thus, the original NAV on March 31, 2020 did not require any adjustments. The Registrant also performed a review of all securities held within each of the Funds as of March 31, 2020 and identified one additional market value price difference for Ion Media Networks, Inc. (common stock) held in the AIG Flexible Credit Fund. The market value price difference was evaluated at the same time as the other market value price differences noted above and the same conclusion was reached to adjust the annual report and not to adjust the Form NPORT. In that case, the price difference was $78,210 or $0.0009 per share. There were no other securities with differences held by the Funds.

2.Please describe the frequency that the due from advisor account disclosed on the balance sheet is settled. Include in the discussion whether the settlement terms are the same as payments to the advisor.

The "Due from investment adviser for expense reimbursements/fee waivers" is settled within thirty days of month end and any recoupment payments associated with prior reimbursement would settle within thirty days. Any "Investment advisory and management fees payable" to the advisor typically settle within two business days subsequent to each month end.

3.Strategic Bond Fund: Please explain why this Fund is the only Fund that has accrued payables for Trustee fees. (the other Funds do not have any)

As of March 31, 2020, the "Trustee fees and expenses payable" line item was negative (it had debit balances less than $2,500) for both the AIG U.S. Government Securities Fund and AIG Flexible Credit Fund. As a result, the negative amounts were deemed to be immaterial and were reclassified to the "Other accrued expenses" line item in the statement of assets and liabilities.

4.Strategic Bond Fund: Given the portfolio turnover for the past several years is greater than 100%, please explain if frequent and active trading is part of the Fund's principal investment strategy. If so, please include any related risk to portfolio turnover in the summary prospectus.

The Fund's principal investment strategy explicitly states that the Fund has an active trading strategy. The first sentence of the second paragraph of the Principal Investment Strategies in the Summary Prospectus begins by saying: "The principal investment technique of the Fund is active trading of a broad range of bonds"" In addition, the Fund's principal risks in the Summary

Prospectus include Active Trading Risk, which reads as follows: Active Trading Risk. As part of the Fund's principal investment technique(s), the Fund may engage in active trading of its portfolio securities. Because the Fund may sell a security without regard to how long it has held the security, active trading may have tax consequences for certain shareholders, involving a possible increase in short-term capital gains or losses. Active trading may result in high portfolio turnover and correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund and which will affect the Fund's performance. During periods of increased market volatility, active trading may be more pronounced.

The Fund believes this disclosure alerts shareholders to its active trading strategy and associated risks.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions, please contact the undersigned at (551)235-3560.

Sincerely,

/s/ EDWARD J. GIZZI

Edward J. Gizzi

Assistant General Counsel